EXHIBIT 99.1

Date and Time: October 1, 2011 07:51 AM Pacific Time

Mailing Address:	Location:
PO BOX 9431 Stn Prov Govt.	2nd Floor -940 Blanshard St.
Victoria BC V8W 9V3	Victoria BC
www.corporateonline.gov.bc.ca	250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: October 1, 2011 12:01 AM Pacific Time

Incorporation Number:        BC0921753

Recognition Date and Time: October 1, 2011 12:01 AM Pacific Time as a result of an Amalgamation

NOTICE OF ARTICLES

Name of Company:

ROGERS COMMUNICATIONS INC.
REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
2900 - 550 BURRARD STREET	2900 - 550 BURRARD STREET
VANCOUVER BC V6C 0A3	VANCOUVER BC V6C 0A3
CANADA	CANADA
RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
2900 - 550 BURRARD STREET	2900 - 550 BURRARD STREET
VANCOUVER BC V6C 0A3	VANCOUVER BC V6C 0A3
CANADA	CANADA

BC0921753 Page 1 of 5

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Marcoux, Isabelle

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST	333 BLOOR STREET EAST
10TH FLOOR	10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA
Last Name, First Name, Middle Name:
WATSON, COLIN D.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA
Last Name, First Name, Middle Name:
BIRCHALL, C. WILLIAM

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA
Last Name, First Name, Middle Name:
HULL, THOMAS IAN

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA
Last Name, First Name, Middle Name:
SCHLEYER, WILLIAM T

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA
Last Name, First Name, Middle Name:
GODSOE, PETER C.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

BC0921753 Page 2 of 5

Last Name, First Name, Middle Name:
HORN, ALAN D.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST	333 BLOOR STREET EAST, 10TH FLOOR
10TH FLOOR	TORONTO ON M4W 1G9
TORONTO ON M4W 1G9	CANADA
CANADA
Last Name, First Name, Middle Name:
MOHAMED, NADIR H.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA
Last Name, First Name, Middle Name:
BESSE, RONALD DUNCAN

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA
Last Name, First Name, Middle Name:
Rogers, Martha L.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA
Last Name, First Name, Middle Name:
CLAPPISON, JOHN H.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA
Last Name, First Name, Middle Name:
LIND, PHILIP BRIDGMAN

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST	333 BLOOR STREET EAST
10TH FLOOR	10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

BC0921753 Page 3 of 5

Last Name, First Name, Middle Name:
ROGERS, LORETTA ANNE

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA
Last Name, First Name, Middle Name:
ROGERS, EDWARD S.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA
Last Name, First Name, Middle Name:
ROGERS, MELINDA M.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST	333 BLOOR STREET EAST
10TH FLOOR	10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA
Last Name, First Name, Middle Name:
PETERSON HON., DAVID ROBERT

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA
Last Name, First Name, Middle Name:
BURCH, STEPHEN A.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA
Last Name, First Name, Middle Name:
TORY, JOHN H.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

BC0921753 Page 4 of 5

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

May 27, 2004

May 27, 2004

September 28, 2007

September 29, 2009

AUTHORIZED SHARE STRUCTURE

1. 112,474,388	Class A Voting Shares	Without Par Value

With Special Rights or Restrictions attached

2. 1,400,000,000	Class B Non-Voting Shares	Without Par Value

With Special Rights or Restrictions attached

3. 400,000,000	Preferred Shares	Without Par Value

With Special Rights or Restrictions attached

1. 150,000	Series XXVII Preferred Shares	Special Rights or Restrictions are attached

2. 1,000,000	Series XXX Preferred Shares	Special Rights or Restrictions are attached

3. 300,000	Series XXXI Preferred Shares	Special Rights or Restrictions are attached

4. 1,000,000	Series XXXIV Preferred Shares	Special Rights or Restrictions are attached

5. 10,000,000	Series XXXV Preferred Shares	Special Rights or Restrictions are attached

BC0921753 Page 5 of 5

DUPLICATE

Number: BC0921753

CERTIFICATE

OF

AMALGAMATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that ROGERS COMMUNICATIONS INC., incorporation number BC0884948, and ROGERS WIRELESS ALBERTA INC., incorporation number C0921226 were amalgamated as one company under the name ROGERS COMMUNICATIONS INC. on October 1, 2011 at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia On October 1, 2011 RON TOWNSHEND Registrar of Companies Province of British Columbia Canada